THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

July 8, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn:	Ms. Celeste M. Murphy, Legal Branch Chief
Ms. Jessica Plowgian, Attorney-Advisor

RE:	Savvy Business Support, Inc.
Registration Statement on Form S-1
Amendment No. 2
File No.: 333-167130

Dear Ms. Murphy and Ms. Plowgian:

Below please find our responses to the Staff’s comment letter, dated July 6, 2010 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 2 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system. A hard copy of this response letter and Amendment No. 2, marked to show changes from the Original Filing, can be sent to you via overnight mail upon your request.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Joseph M. Patricola
Joseph M. Patricola, Esq.

General

1.
We note that the Pink OTC Markets Inc. has prohibited Ms. Sourlis from providing legal opinions on behalf of issuers whose securities are quoted on the Pink Sheets. Since Ms. Sourlis is your sole officer and director and you intend to offer consulting services to companies who plan to become publicly traded as well as companies that are already publicly traded companies, please revise your prospectus to disclose the Pink OTC Markets' determination. Your revised prospectus should also include a risk factor addressing the basis of such determination and how it could affect Ms. Sourlis' ability to advise companies as contemplated by your proposed business plan. See Rule 408 of Regulation C.

Per SEC Comment #1, disclosures have been added to the Registration Statement in accordance with the Commission’s instructions.

About our Business, page 6

2.
We note that your business plan includes making referrals of auditors, market makers, transfer agents and other investors to companies. Please revise your disclosure to indicate whether you will receive any payments in exchange for making these referrals. Such disclosure should address any potential conflicts of interest such arrangements may create.

Per SEC Comment #2, the disclosures pertaining to referrals have been revised in accordance with the Commission’s comment.

3.	We note that you intend to provide going public companies referrals to "Market Makers."Please expand your disclosure to explain the nature of these referrals.

Per SEC Comment #3, this disclosure has been expanded per the Commission’s comment.

"Because we have nominal assets and minimal operations. we are considered a shell company...." page 10

4.
We note your response to comment five from our letter dated June 22, 2010. Please revise your disclosure here and throughout your prospectus to indicate that because the company is considered a shell company, the securities sold in this offering can only be resold through registration under the Securities Act of 1933; Section 4(1), if available, for non-affiliates; or by meeting the conditions of Rule 144(i).

Per SEC Comment #4, this disclosure has been added in various sections of the prospectus in accordance with the Commission’s instruction.

"We do not yet have any substantial assets..." page 11

5.
We note your disclosure that you do not have any "known alternative resources of funds" in the event you do not raise adequate proceeds in this offering. We also note your disclosure on pages 22 and 33 that you have a commitment from Ms. Sourlis to provide funding if you do not raise the entire amount contemplated by this offering. Please revise or advise.

Per SEC Comment #5, please be advised that Ms. Sourlis has verbally committed to personally fund the Company for an indefinite amount of time, in the event the Company does not raise adequate proceeds in this offering. The disclosures have been revised for consistency.

Use of Proceeds. page 21

6.
Please revise your disclosure to clarify whether Ms. Sourlis' commitment to "personally fund" the company is verbal or written. To the extent there is a written agreement, please me it as an exhibit to your registration statement.

Per SEC Comment #6, the commitment to personally fund the Company is a verbal contract by and between the Company and Ms. Sourlis. The disclosures throughout the registration statement have been revised accordingly.

Management's Discussion and Analysis of Financial Condition... , page 30

7.	Please revise your management's discussion and analysis to identify your intended sources of revenues and address, if known, the manner in which you intend to charge for your services.

Per SEC Comment #7, this section in the management’s discussion and analysis has been revised to clearly identify revenue sources and the Company’s fee structure.

8.
We note your responses to comments 10 and 16 from our letter dated June 22, 2010. On page 19 you indicate that you will need $200,000 to sustain operations for a 12 month period. However, on page 34 you indicate that you will need $100,000 to continue operations for the next 12 months. In addition, on pages 19 and 31 you indicate that you will generate revenue and begin sales within a year. However, your disclosure on page 33 indicates that you will generate revenues within six months. Please revise your disclosure to clarify these statements.

Per SEC Comment #8, these disclosures have been revised throughout the registration statement for clarity and consistency.